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                                   FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of January, 2008

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                  Event and Summary                       Exhibit No.

January, 2008   Amendment to notice of Material Event filed             99.1
                on December 28, 2007. This Form 6-K/A is being
                filed solely to amend the "Amortization" section.
                The "Amortization" section is being amended to
                read "The capital of the negotiable obligations
                due in 2010 will be amortized semiannually
                beginning on July 1, 2006" instead of "The
                capital of the negotiable obligations due in 2014
                will increase semiannually beginning on July 1,
                2010." No other information in the original Form
                6-K filed on December 28, 2007 is hereby amended.
                The Registrant hereby amends its Form 6-K filed
                on December 28, 2007 so as to amend and restate
                Exhibit 99.1 in its entirety.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: January 4, 2007                             By: /s/Antonio Garces
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                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer